Exhibit 99.1

Interim results for the period ended March 31, 2026

First Quarter financial summary

(in thousands of $)	Q1 2026	Q1 2025	% Change
Net income attributable to Golar LNG Ltd	83,578	8,197	920%
Total operating revenues	137,554	62,502	120%
Adjusted EBITDA [1]	105,576	40,936	158%
Golar's share of contractual debt [1]	2,705,245	1,494,615	81%

Recent highlights

•	Golar LNG Limited (“Golar” or “the Company”) reports Q1 2026 net income attributable to Golar of $84 million inclusive of $37 million of non-cash items[1], Adjusted EBITDA[1] of $106 million and Total Golar Cash[1] of $1.0 billion.
•	FLNG Hilli offloaded 150th cargo.
•	FLNG Gimi overproduced 19% compared to contractual committed volume.
•	MKII construction on time and on budget.
•	Southern Energy S.A. (“SESA”) and Securing Energy for Europe (“SEFE”) sign an 8-year LNG supply agreement for up to two million tonnes of LNG per annum, commencing 2027.
•	Commercial pipeline expanding and advancing at pace following recent Middle East events. Target to order 4th FLNG within 2026.
•	Divested non-core investment in OLT Offshore Toscana S.p.A. and exited remaining FSRU Operation and Maintenance contract.
•	Goldman Sachs engaged to evaluate strategic alternatives for the Company.
•	Declared dividend of $0.25 per share for the quarter, payable on June 10, 2026, to shareholders of record on June 1, 2026. 101.8 million shares issued and outstanding as of March 31, 2026.

CEO Comment

“Q1 saw solid operational performance with continued 100% economic uptime for the FLNG Hilli and strong operational performance from the FLNG Gimi producing 19% more than the contractual committed volume. The MKII FLNG under conversion progressed according to budget and schedule during the quarter.

Geopolitical events continuing in Ukraine and Russia combined with significant escalation in the Middle East has again driven commodity prices higher and put pressure on the global energy markets. We see strengthening demand for energy security and diversification. This reflects on Golar’s business by driving strong momentum in commercial discussions for incremental FLNG projects as well as increased earnings for our commodity exposure. We are ramping up activities to order our 4th FLNG within 2026 and to secure attractive long term FLNG projects.”

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Summary and review of financial results

Business Performance(3)

	2026	2025
	Jan-Mar	Oct-Dec	Jan - Mar
(in thousands of $)	Total	Total	Total
Net income	101,804	23,148	12,939
Income tax expense	923	1,901	179
Net income before income taxes	102,727	25,049	13,118
Depreciation and amortization	16,305	12,203	12,638
Unrealized (gain)/loss on oil and gas derivative instruments	(33,501)	20,553	25,001
Other non-operating income	(3,314)	—	—
Interest income	(10,319)	(10,926)	(8,699)
Interest expense, net	24,380	23,636	—
(Gains)/losses on derivative instruments, net	(3,587)	(2,269)	6,795
Other financial items, net	1,409	11,412	2,292
Net income from equity method investments	1,213	1,032	(10,209)
Sales-type lease receivable in excess of interest income [1]	10,263	10,314	—
Adjusted EBITDA [1]	105,576	91,004	40,936

	2026
	Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	56,222	—	56,222	—	56,222
Sales-type lease revenue	49,977	—	49,977	—	49,977
Vessel management fees and other revenues	25,628	5,727	31,355	—	31,355
Vessel operating expenses	(36,662)	(2,070)	(38,732)	—	(38,732)
Administrative expenses	(347)	(12,338)	(12,685)	—	(12,685)
Project development expenses	(2,759)	87	(2,672)	—	(2,672)
Realized gain on oil and gas derivative instruments (2)	9,683	—	9,683	—	9,683
Other operating income/(loss)	2,425	(260)	2,165	—	2,165
Sales-type lease receivable in excess of interest income [1]	10,263	—	10,263	(10,263)	—
Adjusted EBITDA [1]	114,430	(8,854)	105,576	(10,263)	95,313

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

	2025
	Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	58,623	—	58,623	—	58,623
Sales-type lease revenue	44,536	—	44,536	—	44,536
Vessel management fees and other revenues	23,325	6,328	29,653	—	29,653
Vessel operating expenses	(42,217)	(9,894)	(52,111)	—	(52,111)
Administrative expenses	95	(5,354)	(5,259)	—	(5,259)
Project development expenses	(2,235)	(785)	(3,020)	—	(3,020)
Realized gain on oil and gas derivative instruments (2)	11,856	—	11,856	—	11,856
Other operating gain/(loss)	2,143	(5,731)	(3,588)	—	(3,588)
Sales-type lease receivable in excess of interest income [1]	10,314	—	10,314	(10,314)	—
Adjusted EBITDA [1]	106,440	(15,436)	91,004	(10,314)	80,690

	2025
	Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Total
Total operating revenues	55,688	6,814	62,502
Vessel operating expenses	(18,785)	(9,685)	(28,470)
Administrative expenses	(588)	(8,999)	(9,587)
Project development expenses	(2,351)	(968)	(3,319)
Realized gain on oil and gas derivative instruments (2)	21,213	—	21,213
Other operating income	—	(1,403)	(1,403)
Adjusted EBITDA [1]	55,177	(14,241)	40,936

(2) The line item “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the FLNG Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

Golar reports today Q1 2026 net income of $102 million, before non-controlling interests, inclusive of $37 million of non-cash items1. Adjusted EBITDA1 at $106 million for Q1 2026 was $15 million higher than Q4 2025. Overproduction-related earnings from FLNG Gimi together with lower operating costs partially offset by lower realized gains on oil and gas derivative instruments and higher administration costs account for most of the increase.

The $37 million of Q1 2026 non-cash items1 is comprised of:

•	TTF and Brent oil linked derivative instruments’ unrealized mark-to-market (“MTM”) gains of $34 million; and
•	$3 million MTM gain on interest rate swaps.

1. Refer to section Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

During Q1 2026, we recognized a total of $10 million of realized gains on FLNG Hilli's oil and gas derivative instruments, comprised of a:

•	$4 million realized gain on the Brent oil linked derivative instrument; and
•	$6 million realized gain in respect of fees for the TTF linked production.

A total of $34 million of unrealized non-cash items1 in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding changes in fair value in its constituent parts have been recognized on our unaudited Q1 2026 consolidated statement of operations as follows:

•	$30 million gain on the Brent oil linked derivative asset; and
•	$4 million gain on the TTF linked natural gas derivative asset.

Corporate/Other

Operating revenues and costs under corporate and other items in Q1 2026 are attributable to one FSRU Operation and Maintenance agreement in respect of the Italis LNG. This contract concluded in April 2026.

Balance sheet and liquidity

Total Golar Cash1 as of March 31, 2026, was $1.0 billion. Golar’s share of Contractual Debt1 as of March 31, 2026, is $2.7 billion. After deducting Total Golar Cash1 from Golar’s share of Contractual Debt1, the net debt position as of Q1 2026 amounted to $1.7 billion.

Asset under development of $1.3 billion relates to our MKII FLNG conversion project, which has been fully equity funded to date. Total Golar Cash1 could be used to fund remaining capital expenditure in respect of this $2.2 billion conversion project. Asset level financing on the back of MKII’s confirmed 20-year contract is advancing and we are now working with a commercial bank and export credit agencies on an attractive long-term solution. Equity released from asset level financing is intended to be directed towards attractive FLNG growth opportunities.

Recent key financial transactions and updates

In March 2026, we sold our 2.69% shareholding in OLT Offshore LNG Toscana S.p.A., to SNAM S.p.A. This non-strategic investment had been fully impaired in 2019. Consideration of $3.1 million was received and recognized as a gain on disposal in other non-operating income.

Golar also entered into a shareholder's agreement for a 10% equity interest in San Matías Pipeline S.A. (“SMP”), a company that will build a ~500km dedicated gas pipeline to facilitate year-round operations of both FLNG Hilli and MKII in Argentina. SMP is associated with our SESA FLNG charters and the company is planned to be equity funded amongst the SESA shareholders at a pro-rata holding to that of SESA. Once operational, the pipeline is expected to generate attractive infrastructure returns for at least the 20-year duration of the FLNG charters.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

In March 2026, a formal process to evaluate strategic alternatives to accelerate our FLNG growth pipeline and maximize shareholder value was initiated. In connection with this process, we appointed Goldman Sachs International as our financial advisor. The strategic review includes a comprehensive evaluation of Golar’s platform, including our industry leading FLNG technology, long-term contract backlog, attractive commodity exposure and growth pipeline. Potential alternatives to be explored include, but are not limited to, a sale of the Company, a merger or other business combination, divestiture of assets, or further optimization of the corporate structure. The Company will target solutions that unlock shareholder value and enable faster roll-out of Golar’s FLNG growth pipeline. There can be no assurance that the strategic review will result in any transaction or other strategic outcome, nor have we established a definitive timetable for the completion of this process.

Liquefaction projects overview

In aggregate, across FLNG Hilli and FLNG Gimi, we have 5.1MTPA of liquefaction capacity on the water, a further 3.5MTPA currently under conversion and long-lead items for a fourth unit reserved.

FLNG Hilli

Maintained leading operational track record, offloading her 150th cargo in April and 152nd cargo this week.

The existing contract in Cameroon ends in Q3 2026. During Q2 2026, a contractor was appointed to disconnect FLNG Hilli from its mooring in July and prepare the vessel for towing to Seatrium's shipyard in Singapore where upgrades and life extension work will be carried out. Towing tugs have been contracted, prefabrication engineering is well underway, most major procurement is complete and Golar has deployed a site supervision team with ongoing presence at the yard. Of the $350 million budget for upgrade costs, positioning, operating costs, fuel and insurance during the period between the end of the contract in Cameroon and the expected Commercial Operations Date (“COD”) for her 20-year contract in Argentina commencing H2 2027, $50 million has been spent as of March 31, 2026.

Key commercial terms for FLNG Hilli’s 20-year agreement with SESA in Argentina include Adjusted EBITDA1 to Golar of $285 million per year, with an additional commodity linked FLNG tariff component of 25% of Free on Board (“FOB”) prices in excess of $8/MMBtu. This will add approximately $30 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference LNG price of $8/MMBtu. Time required to repair damaged liquefaction trains at Qatar’s Ras Laffan facility and potential delays to the North Field East expansion project following recent events in the Middle East could have a material impact on the global LNG supply/demand balance into 2028. Expected earnings from FLNG Hilli’s commodity-linked tariff component have increased year-to-date as a result of increases in forward LNG price indices. The FLNG tariff will also be inflation adjusted at 30% of US CPI from year six (inclusive).

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

There is significant potential for liquidity to be released through debt refinancing alternatives for FLNG Hilli on the back of the existing contractual debt1 of $503 million against an Adjusted EBITDA backlog1 of $5.7 billion. We will opportunistically evaluate debt refinancing alternatives to enhance equity returns for our FLNG Hilli ownership.

FLNG Gimi

FLNG Gimi has offloaded 33 cargoes and production remains ahead of schedule. Reflecting this, the Q1 invoiced day rate was 19% above the contractual day rate. Any over or under production has a pro-rata impact on the earnings of the unit, and performance and compensation for volumes over or under the contractual committed volume is assessed and paid monthly. FLNG Gimi continues to reliably produce at volumes that on an annualized basis would significantly surpass its contractual committed volumes of 2.4MTPA. It is however important to reiterate that the throughput of any liquefaction plant is sensitive to gas quality and ambient temperatures. Throughput variation between winter and summer months should therefore be expected, with colder ambient temperatures during the recent winter benefiting production levels. Production over the coming two quarters will likely be lower. That said, based on operations to date and commodity prices that incentivize maximum production, we continue to expect FLNG Gimi to produce above her contracted volumes on an annual average basis.

Golar owns 70% of FLNG Gimi, and the Company’s share of the net earnings backlog1 for the 20-year contract duration is expected to be approximately $3 billion.

The Company continues to actively engage with the GTA partners to identify and develop value enhancing initiatives for the GTA project to further improve the project’s unit economics, including potential for further debottlenecking of the FLNG Gimi nameplate capacity and field operating cost optimizations.

Of the $1.2 billion bank facility, $1.18 billion is outstanding as of March 31, 2026.

MKII FLNG 3.5MTPA conversion

Conversion work at CIMC Raffles yard remains on schedule and on budget. All major long-lead items have either arrived at the yard, are in transit or under control; fabrication is at near peak levels of activity and over 10 million work hours have been completed. Upon completion in Q4 2027, the FLNG unit will then sail to Argentina with contract start-up scheduled for H2 2028. Golar has spent $1.2 billion to date, all equity funded.

The 20-year contract of the MKII FLNG is expected to deliver $8 billion of Adjusted EBITDA backlog1 over 20 years, equivalent to $400 million in annual Adjusted EBITDA1 to Golar, before commodity exposure and inflationary adjustments. The commodity linked tariff component will add approximately $40 million of potential annual upside to Golar for every US dollar the achieved FOB price is above the reference LNG price of $8/MMBtu. Current LNG prices substantially exceed this threshold. The MKII FLNG will be deployed in the Gulf of San Matías, offshore Argentina, where it will operate in proximity to FLNG Hilli. Similar to FLNG Hilli, the FLNG tariff will be inflation adjusted at 30% of US CPI from year six (inclusive).

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Southern Energy S.A.

SESA is a company formed to enable LNG exports from Argentina. SESA is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%), Harbour Energy (15%) and Golar (10%).

Golar’s 10% ownership of SESA provides additional commodity exposure. Once both FLNG Hilli and the MKII FLNG are operational in Argentina, the 10% equity stake equates to additional commodity exposure to Golar for every US dollar/MMBtu change in achieved FOB prices above or below SESA’s cash break even. Combined with the commodity exposure in the FLNG contracts, Golar’s total commodity exposure for the two Argentinian FLNG contracts and through our ownership in SESA is up to $100 million for every $1 the FOB price is above $8/MMBtu, with a downside of approximately $28 million for every $1 the FOB price is below SESA’s cash break even.

Building on a Heads of Agreement signed in December 2025, in March 2026, SESA finalized an 8-year agreement to sell up to 2 million tonnes per annum of LNG to German state-owned SEFE. SEFE has been the LNG off taker from FLNG Hilli since 2022 and will continue its collaboration with Golar via SESA as FLNG Hilli moves from Cameroon to Argentina. With LNG deliveries scheduled to commence in 2027, SEFE will be Argentina’s first long-term LNG customer globally. Long-term LNG offtake arrangements from regions outside traditional supply areas contribute materially to the resilience of SEFE’s portfolio by further reducing exposure to concentrated geopolitical risks.

A dedicated pipeline from Vaca Muerta, Neuquen to the Gulf of San Matías, offshore Rio Negro is planned to provide both the FLNG Hilli and MKII FLNG with year-round natural gas supply. SESA is responsible for providing the feed gas, while SMP will develop the pipeline. During Q1 2026, several EPC proposals were received for the construction of the pipeline and compressor stations. A pipeline financing facility with a syndicate of banks is currently under discussion.

FLNG business development

Golar’s FLNG offering is becoming increasingly compelling in a more energy-constrained and geopolitically uncertain world. The combination of monetizing stranded and competitive gas reserves, attractive liquefaction capex, operational flexibility, speed to market, and typically shorter shipping distances that avoid contested maritime routes underpins this advantage. As the world’s only independent provider of FLNG-as-a-service, Golar also enables oil majors and national oil companies to reduce their capital intensity. Offtakers and resource owners are keen to diversify sources of supply following events in the Middle East. This has created a new sense of urgency to existing commercial discussions and introduced new opportunities. Recent progress across multiple projects potentially suited to a similarly specced FLNG provides sufficient support for committing capital to a fourth FLNG. Accordingly, key long-lead items were reserved in May 2026.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Investor conference call and webcast

We will host a conference call to discuss our financial and operating results for the first quarter 2026 on Wednesday, May 20, 2026, at 8 a.m. Eastern time / 7 a.m. Central time / 1 p.m. London time / 2 p.m. Oslo time. A listen-only webcast of the call and an accompanying slide presentation may be accessed through our website at www.golarlng.com. Following the call, a recording will be made available on our website.

About Golar LNG

Golar LNG Limited (NASDAQ: GLNG) is a LNG infrastructure company. Through its 80-year history, the company has pioneered maritime LNG infrastructure including the world’s first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is focused on its FLNG business where it remains the only proven provider of FLNG as a service.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated condensed financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at March 31, 2026 and for the three months ended March 31, 2026, from these results should be carefully evaluated.

1. Refer to section “Non-GAAP measures” for definition and reconciliation to the most comparable US GAAP measure, where applicable.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)

+/- Income taxes

+ Depreciation and amortization

+ Impairment of long-lived assets

+/- Unrealized (gain)/loss on oil and gas derivative instruments

+/- Other non-operating (income)/losses

+/- Net financial (income)/expense

+/- Net (income)/losses from equity method investments

+/- Net loss/(income) from discontinued operations

+ Sales-type lease receivable in excess of interest income

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, impairment charge, financing costs, tax items, discontinued operations and including sales-type lease receivable in excess of interest income.

Liquidity measures[1]
Contractual debt	Total debt (current and non-current), net of deferred financing costs	+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred financing costs

During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.

Total Golar cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash (current and non-current)	-VIE restricted cash

We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash (current and non-current) before consolidating the lessor VIE.

Management believes that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Adjusted interest expense	Interest expense, net	+/-Variable Interest Entity (“VIE”) consolidation adjustments +Capitalized deemed interest -Deferred financing costs amortization

During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt interest expense is eliminated and replaced with the lessor VIE debt interest expense.

Adjusted interest expense removes the effects of VIE consolidation, adjusted for capitalized deemed interest on qualifying assets and deferred financing costs amortization.

Management believes this measure provides useful supplemental information to investors by enhancing period-over-period and peer comparability and facilitating an assessment of our capital structure.

(1) Please refer to reconciliation below for Golar’s share of contractual debt

Adjusted EBITDA backlog: This is a non-GAAP financial measure and represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprised of impairment of long-lived assets, release of prior year contract underutilization liability, mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities, gains on derivative instruments, net, and gain/(loss) on debt extinguishment.

Sales-type lease receivable in excess of interest income: Sales-type lease receivable in excess of interest income represents the lease receivable principal amortization component of the total amounts invoiced under the FLNG Gimi sales-type lease which commenced in June 2025. We included the total invoiced amounts comprising both interest income and principal repayment in our FLNG Adjusted EBITDA to reflect the total cash earnings and economic performance of the FLNG Gimi. This amount is eliminated from the unaudited consolidated statement of operations in accordance with U.S. GAAP.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel

FSRU: Floating Storage and Regasification Unit

MMBtu: Million British Thermal Units

MTPA: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	March 31, 2026	December 31, 2025	March 31, 2025
Cash and cash equivalents	1,007,085	1,151,221	521,434
Restricted cash (current and non-current)	53,889	64,196	172,879
Less: VIE restricted cash	(15,721)	(11,429)	(16,745)
Total Golar Cash	1,045,253	1,203,988	677,568

Contractual Debt

(in thousands of $)	March 31, 2026	December 31, 2025	March 31, 2025
Total debt (current and non-current) net of deferred financing costs	2,726,664	2,758,024	1,418,816
VIE consolidation adjustments	288,313	283,886	251,728
Deferred financing costs	44,643	47,013	20,946
Total Contractual Debt	3,059,620	3,088,923	1,691,490
Less: Keppel’s share of the Gimi debt	(354,375)	(360,000)	(196,875)
Golar’s share of Contractual Debt	2,705,245	2,728,923	1,494,615

Please see Appendix A for the repayment profile for Golar’s Contractual Debt.

Adjusted interest expense

	2026	2025	2025
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar
Interest expense, net	24,381	23,636	—
Capitalized deemed interest on qualifying assets	19,341	17,521	14,675
VIE consolidation adjustments (1)	6,614	7,054	7,067
Deferred financing costs	(2,370)	(2,427)	(964)
Adjusted interest expense	47,966	45,784	20,778
Less: Keppel’s share of the Gimi debt interest expense	(5,637)	(4,490)	(4,424)
Golar’s share of adjusted interest expense	42,329	41,294	16,354

(1) This represents the difference between the VIE debt and our contractual debt

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

•	our ability to fulfill our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
•	our ability to perform under our agreements with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli and MKII FLNG (“MKII FLNG”) in Argentina, including the timely completion of redeployment, conversion and commissioning activities, as well as SESA’s ability to meet its commitments to us;
•	our ability to complete the MKII conversion and FLNG Hilli refurbishment in a timely manner and within budget;
•	any failure of shipyards to comply with work standards, project schedules, performance specifications or agreed prices;
•	an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•	our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
•	the outcome and timing of the Company’s strategic review process, including the possibility that the review may not result in any transaction, strategic alternative, or other outcome; the potential for disruption to operations, commercial activities, financings or relationships during the review process; the ability to identify and execute transactions or structural alternatives that enhance shareholder value or accelerate the FLNG growth pipeline; market, regulatory, financing, and counterparty conditions affecting any potential transaction; and costs, opportunity costs, management distraction, or other uncertainties associated with the process;

•	global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China or the U.S. and Iran, related sanctions, and the potential effects of any Russia-Ukraine or U.S.-Iran peace settlement on liquefied natural gas (“LNG”) supply and demand;
•	continuing volatility in the global financial markets, including commodity prices, foreign exchange rates, interest rates and global trade policy;
•	changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•	changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase, lead times for critical components and the time it takes to build new vessels;
•	any material decline or prolonged weakness in tolling rates for FLNGs;
•	any failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•	continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•	our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining investments on a timely basis or at all;
•	increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
•	claims made or losses incurred in connection with our continuing obligations;
•	the ability of certain parties to meet their respective obligations to us, including indemnification obligations;
•	changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•	rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•	actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 26, 2026 (the “2025 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated financial statements for the three months ended March 31, 2026, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the report for the three months ended March 31, 2026, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

May 20, 2026

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Tor Olav Trøim (Chairman of the Board)

Benoît de la Fouchardiere (Director)

Carl Steen (Director)

Dan Rabun (Director)

Lori Wheeler Naess (Director)

Mi Hong Yoon (Director)

Niels Stolt-Nielsen (Director)

Stephen J. Schaefer (Director)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	2026	2025	2025
(in thousands of $)	Jan-Mar	Oct-Dec	Jan - Mar
Liquefaction services revenue (including related party of $52.2 million in Jan-Mar 2026, $54.2 million in Oct-Dec 2025 and $nil in Jan-Mar 2025)	56,222	58,623	55,688
Sales-type lease revenue	49,977	44,536	—
Vessel management fees and other revenues	31,355	29,653	5,938
Time and voyage charter revenues	—	—	876
Total operating revenues	137,554	132,812	62,502

Vessel operating expenses (including related party of $1.4 million in Jan-Mar 2026, $1.3 million in Oct-Dec 2025 and $nil in Jan-Mar 2025)	(38,732)	(52,111)	(28,470)
Administrative expenses	(12,685)	(5,259)	(9,587)
Project development expenses	(2,672)	(3,020)	(3,319)
Depreciation and amortization	(16,305)	(12,203)	(12,638)
Total operating expenses	(70,394)	(72,593)	(54,014)

Realized and unrealized gain/(loss) on oil and gas derivative instruments (including related party of $9.7 million in Jan-Mar 2026, $11.9 million in Oct-Dec 2025 and $nil in Jan-Mar 2025)	43,184	(8,697)	(3,788)
Other operating income/(loss) (including related part of $nil in Jan-Mar 2026, $2.1 million in Oct-Dec 2025 and $nil in Jan-Mar 2025)	2,165	(3,588)	(1,403)
Total other operating income/(losses)	45,349	(12,285)	(5,191)

Operating income	112,509	47,934	3,297

Other non-operating income	3,314	—	—
Total other non-operating income	3,314	—	—

Interest income	10,319	10,926	8,699
Interest expense, net	(24,380)	(23,636)	—
Gains/(losses) on derivative instruments, net	3,587	2,269	(6,795)
Other financial items, net	(1,409)	(11,412)	(2,292)
Net financial loss	(11,883)	(21,853)	(388)

Income before taxes and net income from equity method investments	103,940	26,081	2,909
Income taxes expense	(923)	(1,901)	(179)
Net (losses)/income from equity method investments	(1,213)	(1,032)	10,209
Net income	101,804	23,148	12,939

Net income attributable to non-controlling interests	(18,226)	(12,790)	(4,742)

Net income attributable to stockholders of Golar LNG Limited	83,578	10,358	8,197

Supplemental note to the unaudited consolidated statements of operations

The realized and unrealized gain/(loss) on oil and gas derivative instruments consists of the following,

	2026	2025	2025
(in thousands of $)	Jan-Mar	Oct-Dec	Jan - Mar
Realized gain on FLNG Hilli’s gas derivative instrument	5,796	6,002	9,174
Realized gain on FLNG Hilli’s oil derivative instrument	3,887	5,854	12,039
Realized gain on oil and gas derivative instruments	9,683	11,856	21,213

Unrealized gain/(loss) on FLNG Hilli’s oil derivative instrument	29,286	(11,679)	(12,559)
Unrealized gain/(loss) on FLNG Hilli’s gas derivative instrument	4,215	(8,874)	(12,442)
Unrealized gain/(loss) on oil and gas derivative instruments	33,501	(20,553)	(25,001)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	43,184	(8,697)	(3,788)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2026	2025	2025
(in thousands of $)	Jan-Mar	Oct-Dec	Jan - Mar

Net income	101,804	23,148	12,939

Other comprehensive income:
Gains/(losses) associated with pensions, net of tax	1,368	(37)	554
Share of equity method investment’s comprehensive (losses)/income	(773)	268	576
Net other comprehensive income	595	231	1,130

Comprehensive income	102,399	23,379	14,069

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	84,173	10,589	9,327
Non-controlling interests	18,226	12,790	4,742
Comprehensive income	102,399	23,379	14,069

Golar LNG Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

	2026	2025
(in thousands of $)	March 31,	December 31,
	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	1,007,085	1,151,221
Restricted cash	15,721	24,695
Trade accounts receivable and accrued income	60,718	35,518
Amounts due from related parties	22,984	23,228
Current portion of net investment in sales-type lease	145,847	146,829
Other current assets	65,503	32,013
Total current assets	1,317,858	1,413,504

Non-current assets
Restricted cash	38,168	39,501
Equity method investments	58,433	45,011
Asset under development	1,321,245	1,228,129
Vessels and equipment, net	921,719	931,192
Net investment in sales-type leases	1,593,673	1,601,452
Intangible assets	2,122	2,070
Non-current amounts due from related parties	2,601	1,691
Other non-current assets	90,962	63,051
Total assets	5,346,781	5,325,601

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	(286,285)	(301,202)
Trade accounts payable (including related party of $3.0 million in 2025)	(41,333)	(123,605)
Accrued expenses	(145,441)	(101,619)
Amounts due to related parties	(2,712)	—
Other current liabilities	(37,152)	(28,914)
Total current liabilities	(512,923)	(555,340)

Non-current liabilities
Long-term debt	(2,440,379)	(2,456,822)
Other non-current liabilities	(244,733)	(245,885)
Total liabilities	(3,198,035)	(3,258,047)
EQUITY
Stockholders’ equity	(1,910,592)	(1,842,976)
Non-controlling interests	(238,154)	(224,578)

Total liabilities and equity	(5,346,781)	(5,325,601)

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2026	2025	2025
(in thousands of $)	Jan-Mar	Oct-Dec	Jan - Mar
OPERATING ACTIVITIES
Net income	101,804	23,148	12,939
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	16,305	12,203	12,638
Sales-type lease receivable in excess of interest income	10,263	10,314	—
Compensation cost related to employee stock awards	3,321	1,983	3,102
Amortization of deferred financing costs and debt guarantees, net	2,370	2,533	903
Net loss/(income) from equity method investments	1,213	1,032	(10,209)
Net foreign exchange losses	527	41	1,497
Provision for/(release of) credit loss	260	(1,324)	952
Loss on disposal of long lived asset	—	—	451
Loss on extinguishment of debt	—	9,954	—
Write off of shareholder loan	—	7,054	—
Change in fair value of derivative instruments (interest rate swaps)	(3,037)	(2,551)	7,237
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains	(36,593)	17,392	21,909
Changes in assets and liabilities:
Trade accounts receivable and accrued income	(25,200)	15,006	3,500
Other current and non-current assets	(6,036)	51,405	2,976
Amounts due from/to related parties	4,655	(18,008)	580
Trade accounts payable	(10,886)	807	(1,863)
Accrued expenses	9,844	1,155	(481)
Other current and non-current liabilities	4,269	(2,117)	44,446
Net cash provided by operating activities	73,079	130,027	100,577
INVESTING ACTIVITIES
Additions to asset under development	(132,782)	(119,829)	(152,558)
Additions for FLNG Hilli redeployment	(17,663)	(20,017)	—
Additions to equity method investment	(15,408)	(10,853)	(9,780)
Loan advanced to related party	(2,869)	(643)	(521)
Additions to intangibles	(182)	(192)	—
Additions to vessels and equipment	—	(12)	—
Proceeds from short-term loan advanced to related party	—	—	17,930
Proceeds from subscription of equity interest in Gimi MS	—	—	18,993
Consideration received for long-lived assets held for sale	—	—	24,828
Proceeds from sale of equity method investment	—	—	39,143
Net cash used in investing activities	(168,904)	(151,546)	(61,965)

	2026	2025	2025
(in thousands of $)	Jan-Mar	Oct-Dec	Jan - Mar

FINANCING ACTIVITIES
Repayments of short-term and long-term debt	(33,730)	(840,931)	(35,197)
Cash dividends paid	(30,032)	(227,928)	(26,146)
Financing costs paid	(521)	(30,698)	—
Proceeds from exercise of share options	5,665	220	462
Proceeds from short-term and long-term debt	—	1,700,000	—
Purchase of treasury shares	—	(41,314)	—
Net cash (used in)/provided by financing activities	(58,618)	559,349	(60,881)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(154,443)	537,830	(22,269)
Cash and cash equivalents and restricted cash at the beginning of the period	1,215,417	677,587	716,582
Cash and cash equivalents and restricted cash at the end of the period	1,060,974	1,215,417	694,313

Golar LNG Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings	Non-Controlling Interests	Total Equity
Balance at December 31, 2024 (Audited)	104,535	—	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	—	—	—	—	—	8,197	4,742	12,939
Dividends	—	—	—	—	—	(26,146)	—	(26,146)
Exercise of share options	50	—	412	—	—	—	—	462
Employee stock compensation	—	—	3,015	—	—	—	—	3,015
Forfeiture of employee stock compensation	—	—	(45)	—	—	—	—	(45)
Restricted stock units	101	—	(101)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	18,993	18,993
Other comprehensive income	—	—	—	—	1,130	—	—	1,130
Reacquisition of common units of Hilli LLC (2)	—	—	—	—	—	(6,271)	3,905	(2,366)
Balance at March 31, 2025	104,686	—	1,708,374	200,000	(4,613)	(13,954)	382,893	2,377,386

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings/ (Losses)	Non-Controlling Interests	Total Equity
Balance at December 31, 2025 (Audited)	101,319	(684)	1,717,732	200,000	(1,935)	(173,456)	224,578	2,067,554
Net income	—	—	—	—	—	83,578	18,226	101,804
Dividends	—	—	—	—	—	(25,382)	(4,650)	(30,032)
Exercise of share options	383	—	5,282	—	—	—	—	5,665
Employee stock compensation	—	—	3,180	—	—	—	—	3,180
Forfeiture of employee stock compensation	—	—	(20)	—	—	—	—	(20)
Restricted stock units	113	—	(113)	—	—	—	—	—
Repurchase and cancellation of treasury shares	(18)	684	—	—	—	(666)		—
Other comprehensive income	—	—	—	—	595	—	—	595
Balance at March 31, 2026	101,797	—	1,726,061	200,000	(1,340)	(115,926)	238,154	2,148,746

(1) Contributed Surplus is “capital” that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

Golar LNG Limited

APPENDIX A

The table below represents our actual Contractual Debt, including the net finance lease obligation between us and the lessor VIE as at March 31, 2026:

(in thousands of $)	Total Contractual Debt	Golar’s share of Contractual Debt		Total scheduled capital repayments over the next 12 months	GLNG’s share of scheduled capital repayments over the next 12 months
Non-VIE debt
2024 Unsecured Bonds	300,000		300,000	—		—
2025 Convertible Bonds	575,000		575,000	—
2025 Senior Unsecured Notes	500,000		500,000	—
Gimi facilities	1,181,250	70%	826,875	(75,000)	70%	(52,500)

Net finance lease obligations between Golar and the lessor VIE (1)
FLNG Hilli	503,370		503,370	(42,210)		(42,210)

Total Contractual Debt	3,059,620		2,705,245	(117,210)		(94,710)

(1) Under US GAAP, we consolidate the lessor VIE. Accordingly, the net finance lease obligation between Golar and the lessor VIE is eliminated.

The table below represents our anticipated contractual capital repayments for the next five years as at March 31, 2026, including the net finance lease obligation between us and the lessor VIE which is eliminated on consolidation:

(in thousands of $)	2026	2027	2028	2029	2030
Non-VIE debt
2024 Unsecured Bonds	—	—	—	(300,000)	—
2025 Convertible Bonds	—	—	—	—	(575,000)
2025 Senior Unsecured Notes	—	—	—	—	(500,000)
Gimi facilities	(56,250)	(75,000)	(75,000)	(75,000)	(75,000)

Net finance lease obligation between Golar and the lessor VIE
FLNG Hilli	(31,658)	(42,210)	(42,210)	(42,210)	(42,210)

Total Contractual Capital Repayments	(87,908)	(117,210)	(117,210)	(417,210)	(1,192,210)

Included within the restricted cash and debt balances are amounts relating to the lessor VIE entity that we are required to consolidate under US GAAP into our financial statements. The table represents the impact of consolidating our remaining lessor VIE into our balance sheet, with respect to the following line items:

(in thousands of $)	March 31, 2026	December 31, 2025
Restricted cash	15,721	11,429

Current portion of long-term debt and short-term debt	(214,681)	(229,654)
Total debt, net of deferred financing costs	(214,681)	(229,654)

The consolidated results and net assets of the consolidated lessor VIE entity are based on management’s best estimates. As discussed above, we are required to consolidate amounts relating to lessor VIE entity into our financial statements. As such, the table above represents the lessor VIE entity balances and not our actual costs and balances.